

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Yacov Geva
President and Chief Executive Officer
G Medical Innovations Ltd.
5 Oppenheimer St.
Rehovot 7670105, Israel

> **Re: G Medical Innovations Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 23, 2021**
> **CIK No. 0001760764**

Dear Dr. Geva:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Recent Developments, page 6

1. In order to provide a more balanced presentation, please revise your presentation of Preliminary Results for the Year Ended December 31, 2020 here and elsewhere in your filing to disclose your estimated net income/loss for the period in addition to your current presentation of estimated, unaudited revenues.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David A. Huberman, Esq.